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Exhibit 99.21

RELEASE DATE:  June 30, 1998

CONTACT:       Sondra L. Lehman, Director of Investor Relations  (888) 534-9500


                               BELL SPORTS CORP.
                         COMMENCES TENDER OFFER FOR ITS
                        4- 1/4% CONVERTIBLE SUBORDINATED
                              DEBENTURES DUE 2000

SAN JOSE, CA - BELL SPORTS CORP. (NASDAQ: BSPT AND BSPTG) Tuesday announced that it has commenced an offer (the "Offer") to purchase up to $62.5 million aggregate principal amount of its 4- 1/4 percent Convertible Subordinated Debentures due November 2000, CUSIP 077903AA0 ("Debentures").

The Offer will expire at 5:00 p.m. New York City time on July 29, 1998, unless extended. The purchase price per $1,000 principal amount of Debentures will be $890, plus accrued and unpaid interest from May 15, 1998 up to, but not including, the date of payment.

The Company's obligation to purchase Debentures is conditioned upon, among other things, the consummation of the Company's merger with HB Acquisition Corp. and the receipt of financing. Consummation of the Offer is not a condition to the Company's merger with HB Acquisition Corp.

Requests for documents may be directed to Georgeson & Co. Inc., the information agent, at 800/223-2064. Questions regarding the Offer may be directed to Donaldson, Lufkin & Jenrette Securities Corporation (contact Todd Wadler or Kent Savagian), the exclusive dealer manager for Offer, at (310) 282-6158.

Headquartered in San Jose, California, Bell Sports is a leading manufacturer and marketer of bicycle helmets, bicycle accessories and auto racing helmets and sells snowboards and ski helmets. Bell Sports markets its products under the brand names: Bell, Giro, Rhode Gear, VistaLite, Blackburn, Copper Canyon Cycling, Spoke-Hedz and Cycle Tech.